DEREK OIL & GAS CORPORATION ("DRK")

BULLETIN TYPE:  Property-Asset Agreement

BULLETIN DATE:  September 20, 2005

TSX Venture Tier 2 Company

TSX Venture Exchange has accepted for filing documentation of a Royalty Extension Agreement, dated July 11, 2005, between Derek Oil & Gas Corporation (the ‘Company’) and Don Roberts, Toby Vineyard and Tyler Vineyard (the ‘Royalty Holders’) pursuant to which the Company has extended a production obligation under the original Agreement for 30 months to April 9, 2009. The Royalty Extension Agreement pertains to the Lak Ranch Property in Weston County, Wyoming, USA.

The aggregate consideration payable by the Company to the Royalty Holders is US$25,000 and 150,000 common shares

For further details, please refer to the Company’s press release dated September 2, 2005.

________________________________________